Gina K. Eiben

PHONE: (503) 727-2059

EMAIL: GEiben@perkinscoie.com

May 23, 2013

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Attn:	Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant

Re:	Digimarc Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed April 26, 2012
File No. 001-34108

Dear Mr. Krikorian:

On behalf of our client, Digimarc Corporation (“Digimarc”), we received the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated May 9, 2013 (the “Comment Letter”) relating to the above-referenced Form 10-K for the fiscal year ended December 31, 2012 filed on February 22, 2013 (the “Form 10-K”) and the above-referenced Form 10-Q for the quarterly period ended March 31, 2012 filed on April 26, 2012 (the “Form 10-Q,” and together with the Form 10-K, the “Filings”). The Comment Letter asks Digimarc to respond within ten business days by amending the Filings, providing the requested information or advising the Staff when Digimarc will provide the requested response. In order for Digimarc to devote the appropriate amount of time and resources to consider the Staff’s comments and to complete its response, we expect to respond to the Comment Letter by June 7, 2013.

May 23, 2013

If you have any questions, please contact John Thomas at (503) 727-2144, or the undersigned at (503) 727-2059.

Sincerely,

/s/ Gina K. Eiben

Gina K. Eiben

cc:	Ryan Houseal, Staff Attorney
Mark Shuman, Legal Branch Chief
Bruce Davis (Digimarc Corporation)
Robert Chamness (Digimarc Corporation)
Michael McConnell (Digimarc Corporation)
John R. Thomas (Perkins Coie LLP)
Roy W. Tucker (Perkins Coie LLP)